September 25, 2025

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Altech Digital Co., Ltd.
Registration Statement on Form F-1
Filed September 22, 2025
File No. 333-289757

On behalf of Altech Digital Co., Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 24, 2025 with respect to the Registration Statement on Form F-1, File No. 333-289757 (“F-1”), filed on September 22, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form F-1

Risk Factors, page 18

1.	We note that on September 4, 2025, the Nasdaq Stock Market filed with the SEC a proposed rule change to modify certain initial and continued listing standards that would, among other things, require companies principally operating in China, including Hong Kong and Macau, to raise at least $25 million in an initial public offering to list on Nasdaq. Please revise your risk factor to address the potential effects these proposed listing standards could have on your ability to list on the Nasdaq Capital Market.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 33.

Capitalization, page 46

1.	Please revise the table to label the first column as being pro forma instead of actual. Please include a schedule that presents the effects of the reorganization on the actual financial information to reconcile to the pro forma information for each equity account listed in the table. This schedule can be included in the footnote to the capitalization table. In addition, consider revising your Corporate History and Structure disclosure or where applicable to state that the financial statements of the company and Alech Digital (BVI) have been omitted as they are recently organized entities.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on the Cover Page and pages 2, 33, 46 and 59.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +1 310-728-5129 or our Mr. Herman Lee at +852 6306-1150.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick